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                [LETTERHEAD OF NEWPARK RESOURCES APPEARS HERE]


                   NEWPARK RESOURCES TO ACQUIRE MARINE "NOW"
                 COLLECTION OPERATIONS OF SANIFILL SUBSIDIARY

        Metairie, LA, June 5, 1996... Newpark Resources Inc. (NYSE:NR) and Sanifill, Inc. (NYSE:FIL) today announced that they have executed definitive agreements for the purchase by Newpark of the marine-related nonhazardous oilfield waste ("NOW") collection operations of Campbell Wells, Ltd. ("Campbell"), a Sanifill subsidiary, for a purchase price of $70.5 million, subject to financing and certain regulatory approvals. Newpark plans a public offering of Common Stock to fund the acquisition and the additional working capital that will be needed as a result of the purchase. The offering will be made only by means of a prospectus included in a registration statement that has become effective under the Securities Act.

        Earlier, Newpark and Sanifill filed notification forms specified under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and, on May 24, 1996, the Federal Trade Commission ("FTC") requested additional information with respect to the proposed transaction, which the parties have begun to accumulate. The waiting period will expire 20 days after Newpark and Sanifill furnish the requested information. Consummation of the transaction is also conditioned on the absence of any injunction against the transaction or any pending or threatened governmental proceedings seeking to enjoin the transaction.

        If the acquisition is consummated, Newpark will purchase substantially all of Campbell's non-landfarm assets and will assume leases associated with five transfer

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stations located along the Gulf Coast and three receiving docks at the landfarm facilities operated by Campbell, all of which are located in Louisiana. Newpark expects to achieve cost savings by consolidating the acquired facilities and operations with Newpark's similar facilities and operations; such consolidation is expected to result in a restructuring charge against Newpark's earnings of a presently undetermined amount, estimated to approximate $.25 per share. Newpark estimates that, for the year ended December 31, 1995, Campbell had revenues of approximately $19 million from the business to be acquired by Newpark.

        Upon completion of the acquisition, Newpark will assume obligations under a NOW Disposal Agreement with Sanifill and Campbell, providing for delivery of an agreed-upon annual volume of NOW to Campbell's landfarms for disposal over a twenty-five year period. Such facilities are being retained by Campbell. Campbell and Sanifill will also agree to refrain from competing with the acquired business in the States of Louisiana, Texas, Mississippi and Alabama and in the Gulf of Mexico for a limited period.

        Newpark Resources, Inc., and its affiliates are in the business of providing integrated environmental and oilfield services to the oil and gas exploration and production industry. Sanifill, Inc., and its affiliates are in the business of collecting, treating and disposing of numerous varieties of wastes, including municipal solid wastes, construction and demolition debris and industrial nonhazardous wastes.

For further information contact:

Company                                         New York
- -------                                         --------
Matthew W. Hardey                               Ron Hengen
Vice President of Finance                       R. F. Hengen, Inc.
Newpark Resources, Inc.                         47 Maple Street (L-12)
Lakeway Center                                  Summit, New Jersey 07901
3850 N. Causeway Blvd., Suite 1770              (908) 277-1311
Metairie, Louisiana 70002
(504) 838-8222


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